UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No. 3)*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:
Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

May 9, 2016

(Date of Event Which Requires Filing of This Statement)

(Continued on following pages)

(Page 1 of 7)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 013904305	Page 3 of 7

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 349 378 256
	8	Shared voting power: 0
	9	Sole dispositive power: 3 349 378 256
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 349 378 256
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 94.6% (1) representing 94.6% of the total outstanding voting power (2)
14	Type of reporting person: CO

(1)	Based on the maximum number of 3 538 886 877 Alcatel Lucent Shares outstanding as April 30, 2016 as disclosed by Alcatel Lucent on May 4, 2016.
(2)	Based on the maximum number of 3 541 644 521 Alcatel Lucent theoretical voting rights outstanding as of April 30, 2016 as disclosed by Alcatel Lucent on May 4, 2016.

This Amendment No. 3 is being filed by Nokia with respect to Alcatel Lucent Securities, and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 26, 2016, as amended on February 10, 2016 and March 17, 2016 (collectively with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

“On May 9, 2016, Nokia acquired 107 775 949 Alcatel Lucent Shares, pursuant to the Share Purchase Agreement dated March 16, 2016 between Nokia and the Depositary, in exchange for 0.5500 Nokia Shares for each Alcatel Lucent Share.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On May 9, 2016, Nokia completed its acquisition of 107 775 949 Alcatel Lucent Shares from the Depositary, pursuant to the Share Purchase Agreement.”

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety to read as follows:

“As disclosed by Alcatel Lucent on May 4, 2016, there were 3 538 886 877 Alcatel Lucent Shares outstanding as of April 30, 2016 and 3 541 644 521 Alcatel Lucent theoretical voting rights as of April 30, 2016.

Nokia beneficially owns 3 349 378 256 Alcatel Lucent Shares.

Nokia beneficially owns 94.6% of the Alcatel Lucent Shares representing 94.6% of the total outstanding theoretical voting rights in Alcatel Lucent.

In addition to the Alcatel Lucent Securities owned by Nokia, the following individuals named on Schedule 1 hold Alcatel Lucent Securities:

Name	Alcatel Lucent Shares	Total Alcatel Lucent Securities	Percent of Alcatel Lucent Shares
Jean C. Monty	37 432	37 432	0.0%
Olivier Piou	36 622	36 622	0.0%

Except as set forth above, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name: Kristian Pullola
Title: Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Amendment No. 2 to the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia Chief Executive Officer, Gemalto	6, rue de la Verrerie, CS20001, 92197 Meudon Cedex, France	France
Vivek Badrinath	Director, Nokia Deputy Chief Executive Officer, Accor Group	110 avenue de France, 75013 Paris, France	France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Simon Jiang	Director, Nokia		Hong Kong
Jouko Karvinen	Director, Nokia		Finland
Elisabeth Nelson	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Ramzi Haidamus	President of Nokia Technologies	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, by and between JPMorgan Chase Bank N.A. and Nokia Corporation (1)

(1)	Previously filed as an exhibit to Amendment 2 to the Schedule 13D.